Prestige Wealth Inc.

May 13, 2022

Via Edgar

Mr. David Gessert

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 4 to

Draft Registration Statement on Form F-1

Submitted December 20, 2021

CIK No. 0001765850

Dear Mr. Gessert and Ms. Hunter Berkheimer:

This letter is in response to the letter dated January 18, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amendment No. 5 to Draft Registration Statement on Form F-1”) is being submitted confidentially to accompany this letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

General

1. We note 66.45% of your revenue for the six months ended March 31, 2021 was derived from asset management funds and 99.98% of your revenue for the same period was derived from asset management products and services. Given your potential status as an investment company under the Investment Company Act of 1940 or as an investment adviser under the Investment Advisers Act of 1940, please provide us a legal analysis of your expected status under those two Acts following the offering and taking into account your intended use of proceeds. Please also expand your risk factor and regulatory disclosures related to your potential status as an investment company or an investment adviser to address the basis for your status determination.

Response:

A.	Investment Company Act Status

The Company is not an investment company under the Investment Company Act of 1940 (“1940 Act”). Section 3(a)(1)(C) of the 1940 Act defines the term “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. For purposes of this definition, “investment securities” includes “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

As of September 30, 2021, the Company had total unconsolidated assets (exclusive of cash items and U.S. Government securities) of $9.2 million. Company’s investments in majority-owned subsidiaries that are not investment companies or issuers excluded under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act represented approximately 0% of the Company’s total assets, as of that date.  Thus, the Company’s asset composition does not bring it within the statutory definition of investment company. The Company is a holding company for several majority-owned subsidiaries that provide asset management and wealth management services to foreign investors. The Company and its subsidiaries are not engaged in the business of investing in securities, nor is their revenue derived primarily from securities investments.  Rather, revenues are derived from the fees charged for providing asset management and wealth management services to foreign clients.

B.	Investment Advisers Act Status

The Company also is not an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Section 202(a)(11) of the Advisers Act defines “investment adviser” as any person who, for compensation, engages in the business of advising others about securities. The Company does not provide any advice about securities to others. It is merely a holding company for several foreign subsidiaries that provide asset management and wealth management services to non-U.S. persons. While these subsidiaries, themselves, may fall within the statutory definition of investment adviser, they are not subject to registration under the Advisers Act. This is because Section 203(a) of the Advisers Act requires the registration of any investment adviser who makes “use of the mails or any means or instrumentality of interstate commerce in connection with his or its business as an investment adviser.” None of the Company’s subsidiaries provide asset management and wealth management services in the U.S. All of their investment advisory activities are conducted exclusively offshore without use of the mails or any means or instrumentality of interstate commerce.

Cover Page

2. Please expand your disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 5 to Draft Registration Statement on Form F-1.

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities of subsidiaries. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 5 to Draft Registration Statement on Form F-1.

4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 5 to Draft Registration Statement on Form F-1.

5. If true, please disclose that you will be a controlled company following the offering, disclose the controlling shareholder and his ownership percentage. Further, tell us whether you plan to rely on Nasdaq listing standards for a “controlled company,” and if so, please revise your cover page accordingly and provide related disclosure in the Risk Factors section.

Response: We respectfully advise the Staff that following our initial public offering, our current 63.75% shareholder, Prestige Financial Holdings Group Limited, which is wholly owned by our chairman of the board of directors, Mr. Chi Tak Sze, will own 42.50% of the outstanding ordinary shares of the Company. As such, we will not be a “controlled company” as defined under the Nasdaq Stock Market Rules following the offering.

Prospectus Summary, page 1

6. In your Summary of Risk Factors, disclose the risks that your corporate structure and having a majority of your customers in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, in your Summary of Risk Factors and your Risk Factors disclosure, please relocate the risks associated with investing in a company that is based in or that has significant operations in China so that these risk factors appear first.

Response: In response to the Staff’s comment, we revised our disclosure on pages 5, 6, 12, and 14 of Amendment No. 5 to Draft Registration Statement on Form F-1.

7. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we revised our disclosure on page 8 of Amendment No. 5 to Draft Registration Statement on Form F-1.

8. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, we revised our disclosure on page 9 of Amendment No. 5 to Draft Registration Statement on Form F-1.

9. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, we revised our disclosure on page 9 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Overview, page 1

10. Please revise to address the following:

•	In addition to the descriptions provided in Conventions that Apply to This Prospectus on page ii, describe defined terms, such as “high net worth,” “ultra-high net worth,” “PAI,” etc., the first time they appear in your disclosure;
•	Specify the regions within Asia that you operate and where your customers reside;
•	Describe the wealth management products you offer;
•	For your wealth management services, describe the reason for the decreasing trend in clients served and disclose the fees you earned for each of the financial periods discussed;
•	For your asset management services, explain why you provided services to 20 clients for the six months ended March 31, 2021, but at the end of that same period only two clients had their assets under your management; and
•	Discuss the evolution of both your wealth management and asset management services and your plans to continuing offering these services in the future. Without limitation, your disclosure should address dependence on one or a few major customers.

Response:

•	In addition to the descriptions provided in Conventions that Apply to This Prospectus on page ii, describe defined terms, such as “high net worth,” “ultra-high net worth,” “PAI,” etc., the first time they appear in your disclosure;

In response to the Staff’s comment, we revised our disclosure on pages 1 and 3 of Amendment No. 5 to Draft Registration Statement on Form F-1.

•	Specify the regions within Asia that you operate and where your customers reside;

In response to the Staff’s comment, we revised our disclosure on page 1 of Amendment No. 5 to Draft Registration Statement on Form F-1.

•	Describe the wealth management products you offer;

We respectfully advise the Staff that we do not directly offer wealth management products to our clients, and instead, we refer our clients to licensed product brokers licensed in Hong Kong, who are primarily insurance brokers and distribute wealth management products, and assist them in customizing wealth management investment portfolios for our clients. The wealth management products these licensed product brokers distribute to our clients are primarily insurance products.

•	For your wealth management services, describe the reason for the decreasing trend in clients served and disclose the fees you earned for each of the financial periods discussed;

In response to the Staff’s comment, we revised our disclosure on page 2 of Amendment No. 5 to Draft Registration Statement on Form F-1.

•	For your asset management services, explain why you provided services to 20 clients for the six months ended March 31, 2021, but at the end of that same period only two clients had their assets under your management; and

In response to the Staff’s comment, we revised our disclosure on page 2 of Amendment No. 5 to Draft Registration Statement on Form F-1.

•	Discuss the evolution of both your wealth management and asset management services and your plans to continuing offering these services in the future. Without limitation, your disclosure should address dependence on one or a few major customers.

In response to the Staff’s comment, we revised our disclosure on pages 1 and 2 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Our Competitive Strengths, page 2

11. Please revise to address the following:

•	Expand to describe how you measure client satisfaction and client retention. In this regard, we note your disclosure that you had one wealth management and two asset management clients as of March 31, 2021; and
•	Describe what you mean by “Well-Connected Clients” in the third bullet.

Response: In response to the Staff’s comment, we revised our disclosure on page 80 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Corporate History and Structure, page 3

12. Please clarify, if true, that the percentages shown on your corporate structure diagram on page 4 represent percentages of equity ownership.

Response: In response to the Staff’s comment, we revised our disclosure on pages 4 and 79 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Summary of Risk Factors

Risks Related to Our Business and Industry, page 4

13. We note your disclosure in the last bullet under this heading that you could be regarded as subject to SFC’s regulations. Please revise to identify “SFC” before you use the acronym for the first time. Please do the same for other acronyms used elsewhere in the prospectus.

Response: In response to the Staff’s comment, we revised our disclosure on page ii of Amendment No. 5 to Draft Registration Statement on Form F-1.

Risk Factors, page 11

14. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we revised our disclosure on pages 6 and 15 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Risks Related to Doing Business in Hong Kong

The PRC government exerts substantial influence and discretion over the manner in which companies..., page 24

15. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise this risk factor to highlight that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, acknowledge recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we revised our disclosure on page 12 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Risks Related to Our Ordinary Shares and This Offering

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus..., page 28

16. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your disclosure to clarify that, if enacted, the Accelerating Holding Foreign Companies Accountable Act’s provision decreasing the number of “non-inspection years” from three years to two years would reduce the time before your securities may be prohibited from trading or delisted. Additionally, update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 9 and 33 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Business

Our Services

Client Acquisition, page 81

17. Please revise so that your disclosure covers the periods represented by your financial statements.

Response: In response to the Staff’s comment, we revised our disclosure on page 83 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Management

Compensation of Directors and Executive Officers, page 113

18. Please provide updated compensation disclosure for the last full financial year as required by Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, we revised our disclosure on page 111 of Amendment No. 5 to Draft Registration Statement on Form F-1.

Index to Financial Statements, page 138

19. Please revise to provide updated audited financial statements required by Item 4 of Form F-1.

Response: In response to the Staff’s comment, we provided updated audited financial statements required by Item 4 of Form F-1.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC